SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

# BRASKEM DAY 24



Braskem

## DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

- This presentation may contain forward-looking statements. These statements are not historical facts and are based on the Company's current vision and estimates of the Company's management regarding future economic and other circumstances, industry conditions, performance and financial results, including any potential or projected impact related to Alagoas and related legal proceedings on the Company's business, financial condition and operating results. The words "foresee", "believe", "estimate", "expect", "plan", "objective" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements regarding the possible results of legal and administrative processes, implementation of operations and financing strategies and investment plans, orientation of future operations, the objective of expanding its efforts to achieve the macro sustainable objectives disclosed by the Company, as well as factors or trends affecting the Company's financial condition, liquidity, or operating results are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company's control. There is no guarantee that the expected events, trends, or results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operational factors, availability, development, and financial accessibility of new technologies. Any change in such assumptions or factors, including the projected impact related to Alagoas and related legal proceedings and the unprecedented impact on the Company's businesses, employees, service providers, shareholders, investors, and other stakeholders, may cause actual results to be significantly different from current expectations. Consult the reports filed with the Securities and Exchange Commission - CVM, in particular the factors discussed in the sections for a full discussion of risks and other factors that may impact any forward-looking statements contained in this document. This presentation is not an offer of securities for sale in Brazil, any securities cannot be offered or sold in Brazil without registration or exemption from registration, any public offering of securities to be made in Brazil will be prepared by means of a prospectus that can be obtained from Braskem and which will contain detailed information about Braskem and the management, as well as the financial statements.
- This presentation was updated as of **November 24, 2024**, and Braskem does not assume any obligation to update it in light of new information and/or future developments.
- Braskem undertakes no liability for transactions or investment decisions made based on the information in this presentation.

Braskem

# AGENDA

BRASKEM DAY24

| PRESENTATIONS | PRESENTERS |
|---|---|
| Opening | Roberto Bischoff |
| Growth Avenues | Roberto Bischoff |
| Business Units | |
| Brazil/South America | Isabel Figueiredo |
| USA & Europe | Mark Nikolich |
| Mexico | Stefan Lepecki |
| Green PE bio-based | Walmir Soller |
| Alagoas Event | Pedro Freitas |
| Financial Results | Pedro Freitas |
| Strategic Direction | Rosana Avolio |
| Final Remarks | Roberto Bischoff |
| Q&A | All |

BRASKEM DAY24


Braskem

# OPENING

**Roberto Bischoff**

Business Leader

Braskem

# Braskem is a global petrochemical player, being the largest producer of thermoplastic resins in the Americas and a reference in the biopolymers market

## GLOBAL COMPANY

**40** INDUSTRIAL UNITS IN 4 COUNTRIES

**14** COMMERCIAL OFFICES
*LATAM, NAM, Europe and Asia*

CLIENTS IN MORE THAN **70** COUNTRIES

## LEADER IN THE REGIONS WHERE IT OPERATES

**#1** LARGEST GLOBAL PRODUCER OF BIOPOLYMERS

**#1** PRODUCER OF PE, PP AND PVC IN THE AMERICAS

#1 PP Producer in North America

#1 PE, PP and PVC Producer in Latin America



## FINANCIAL HIGHLIGHTS

Recurring EBITDA
**US$2.8 BILLION**
(cycle average)[1]

Operating cash generation[2]
**US$2.1 BILLION**
(cycle average)[1]

Source: Braskem. Note (1): Average for the Years 2016-2020. Note (2): Operating cash generation = Cash generated by operating activities – additions to fixed assets and intangible assets.

# With 22 years of history, Braskem has a successful track record of organic and inorganic growth driven by its internationalization strategy over the years

**2002 – Braskem Foundation**
From the integration of Copene, OPP, Trikem, Proppet, Nitrocarbono and Polialden

**2006 – LEADERSHIP IN BRAZIL**
Acquisition of Ipiranga Group's assets

**2007 – ACQUISITION OF POLITENO**
Increasing the production capacity in 360 kt/year

**2008 – ACQUISITION OF PETROQUÍMICA TRIUNFO**
Increasing the production capacity in 160 kt/year

**2008 – INAUGURATION OF PETROQUÍMICA PAULÍNIA**
Company's first greenfield project

**2010 – PP LEADERSHIP IN THE USA**
Acquisition of Dow's PP assets in the USA and Germany

**2010 – INTERNATIONALIZATION AND START OF THE GREEN PE**
Acquisition of Quattor and Sunoco's PP plants in the USA

Startup of the green ethylene plant in Rio Grande do Sul (RS)

**2012 – NEW PVC AND BUTADIENE PLANTS**
New PVC plant in Alagoas and a new butadiene plant in Rio Grande do Sul

**2016 – STARTUP OF BRASKEM IDESA**
Representing a milestone in the process of feedstock and geographic diversification

**2020 – NEW PP PLANT IN THE USA**
Strengthening the leadership position in PP production in the region

**2022 – PARTNERSHIP WITH SOJITZ AND RECYCLING EXPANSION**
Partnership with Sojitz for BioMEG production

Acquisition of Wise in Brazil and partnership with Terra Circular (Upsyde)

**2023 – GREEN PE EXPANSION**
Expansion of bio-based ethylene plant, from 200kt to 260 kt/year in RS, Brazil

JV with SCG Chemicals to advance in the green bio-based Ethylene project in Thailand

# Additionally, at the end of 2020, Braskem renewed its commitments to sustainable development considering global challenges and trends

**Braskem's Sustainability Pillars**

## 1 Human rights and social responsibility



To be recognized as a company that promotes **HUMAN RIGHTS AND EQUITY** in our value chain and contribution to the local development of surrounding communities

## 2 Elimination of plastic waste



We want to be recognized as a company that develops **THE RECYCLING VALUE CHAIN** in the regions where we operate

## 3 Combating Climate Change



To be a **GLOBAL** reference in the **SECTOR** through the production of materials with renewable feedstock

# Braskem has become one of the world's leading petrochemical companies, with 77 production lines in 4 countries, ensuring customer service in more than 70 countries

GLOBAL COMPANY


Netherlands
1
› Rotterdam
Germany
2 1
United States
2 5 2
› Philadelphia
› Houston
Mexico
1 4 1
Latin America
4
› Peru
› Chile
› Colombia
› Argentina
Brazil
4 29 3
› Salvador
› São Paulo
› Rio de Janeiro
› Porto Alegre
BraskemSiam
› Thailand
Asia
1 2
› Japan
› Singapore
› India

**Production capacity by region:**

- Ethylene: 3,752 kt/year
  Green ethylene: 260 kt/year
  PE: 3,201 kt/year
  PP: 1,850 kt/year
  PVC: 710 kt/year
  Other Chemicals: 6,576 kt/year
- PP: 625 kt/year
- PP: 2,021 kt/year
- PE: 1,050 kt/year

Legend

COMMERCIAL OFFICE | REPRESENTATIVE OFFICE | INDUSTRIAL PLANT | INNOVATION CENTER

BRASKEM DAY24

# Throughout its history, Braskem has achieved high standards of size and scale, which are fundamental characteristics to compete globally


Integration and Leadership in Brazil and Latin America
Leadership in the Americas
Maintaining the Leadership Position
Production Capacity (kt/year)
2002
2012
2022
2024[2]
#1
PE + PP + PVC producer in the Americas[1]
# capacity ranking
3,533
6,858
8,686
8,832
#1
#1
#1
#1
Braskem Idesa JV startup in 2016
Review of installed capacity in Brazil
#1
PP producer in the USA[1]
# capacity ranking
1,332
2,021
2,021
N/A
#2
#1
#1
Acquisition of PP assets in the USA
Project Delta Startup
#1
PE producer in Latin America[1]
# capacity ranking
1,870
3,045
4,105
4,251
#1
#1
#1
#1
Review of installed capacity in Brazil

Source: Braskem and External Consulting Firms. Note (1): The ranking among players refers to current market competition. Note (2): Considers the expected capacity for the year considering estimates from External Consulting Firms.

OPENING

# Braskem has been moving towards a more balanced feedstock profile, reducing its exposure to naphtha over the years; while expanding its geographical presence, from 100% EBITDA from Brazil in 2009 to ~58%[1] in 2024

## FEEDSTOCK

### Higher exposure to competitive Feedstocks

FEEDSTOCK PROFILE BY PRODUCTION CAPACITY



(%)
2009: Naphtha 80.0%, Propane 20.0%
2015: Naphtha 47.3%, Propane 39.4%, Gas 10.2%, Ethanol 3.0%
2016: Naphtha 40.8%, Propane 34.0%, Gas 22.6%, Ethanol 2.6%
2020/2022: Naphtha 35.8%, Propane 38.1%, Gas 21.2%, Ethanol 2.5%, Flex 2.4%
2023/2024 YTD: Naphtha 35.6%, Propane 37.9%, Gas 21.0%, Ethanol 3.2%, Flex 2.3%
Naphtha
Propane
Gas²
Ethanol
Flex

## GEOGRAPHICAL FOOTPRINT

### Lower exposure to a particular economy

RECURRING EBITDA BY REPORTABLE SEGMENT



(%)
2009: Brazil 100%
2020: Brazil 72%, USA & Europe 15%, Mexico 12%
2023: Brazil 55%, USA & Europe 33%, Mexico 12%
YTD 2024: Brazil 68%, USA & Europe 17%, Mexico 15%
Brazil
USA & Europe
Mexico

Historically, ~10% of exports within the Brazil segment

## PRODUCTS

### Portfolio with more than 100 products[3] including commodities and specialties



**RESINS:** PE, PP and PVC



**OLEFINS AND AROMATICS:** Ethylene, Propylene, Butadiene, Butene, Benzene, Cumene, Orthoxylene, Paraxylene

**I'M GREEN™ BIO-BASED:**

- Bio-based PE
- Bio-based EVA
- PE wax Bio-based

PIONEER IN BIOPOLYMERS

**CIRCULAR PRODUCTS:** Resins and chemicals with recycled content



**SPECIALTIES:** Hydrocarbon Resins (Unilene®), PIB, Heavy Olefins (Nonene and Tetramer), Isoprene and C5s chains, Waxes

BRASKEM DAY24

Source: Braskem. Note (1): does not consider exports from the Brazil segment. Note (2): Considers ethane and ROG (refinery off gas). Note (3): Considers family of products.

# Braskem's Corporate Strategy integrates the strategic pillars, prioritizing investments through its growth avenues, with the goal of creating value for all its shareholders

## CORPORATE STRATEGY

### STRATEGIC PILLARS

- Productivity and Competitiveness
- Sustainability
- Growth & Diversification
- Innovation

### GROWTH AVENUES

- TRADITIONAL BUSINESS
- BIO-BASED
- RECYCLING

### FOUNDATION

- SAFETY
- PEOPLE AND CULTURE
- GOVERNANCE

SHAREHOLDERS **VALUE CREATION**

**AND POSITIVE IMPACT GENERATION** FOR ALL STAKEHOLDERS

# The Corporate Strategy foundation reflects the non-negotiable values that the Company consistently practices and that are fundamental to ensuring the achievement of its long-term goals

## SAFETY

### ACCIDENT RATE WITH AND WITHOUT LOST TIME


(1MM/HHT[1])
0.95
0.86
0.85
1.08
0.91
0.50
2020
2021
2022
2023
2024 YTD
2030

In line with the rate of the main industry peers[2] of 0.96

| | |
|---|---|
| **Human Reliability Program** | Promotes organizational safety with procedures, training, and technologies that anticipate risks |
| **Safety Moment** | Promotes awareness of the importance of staying aware of risks and how to avoid them |
| **Social and Environmental Risk Assessment** | Aims to mitigate priority risks in industrial units, focused on quality of life and communies protection |

## PEOPLE AND CULTURE

### OUR CORE VALUES

**We believe in people and their development potential**

For us, respect is non-negotiable. We value a healthy, safe, diverse and inclusive environment, in which each member can be who they are and develop their full potential

**We value trusting relationships and practice planned delegation**

We value true relationships in a collaborative environment, where we act with honest and integrity. We believe in leader-follower relationships, between peers and between areas. Therefore, we give people autonomy to practice the PA Cycle and overcome challenges, with an eye on Braskem's integrated results

**We operate with a focus on results and the satisfaction of our customers**

We are responsible for leading our business. We enhance results for all our stakeholders, serving our customers, through safe and responsible action and sustainable innovation

### VALUE PROPOSITION

BeU

*Our human-focused culture encourages each individual to be the **protagonist of their own journey**, inside and outside the company, from internship to post-career.*

Source: Braskem. Note (1): Overall accident frequency rate measured in events per million man-hours worked; Note (2): Considers the 2023 Accident rate with and without lost time for Shell, Dow, Chevron and LyondellBasell.

# Finally, considered as an essential strategic pillar, Innovation positions itself as a lever for the Company in implementing its commitments to sustainability and excellence



INNOVATION FIELDS

- **CIRCULAR PLASTIC ECONOMY ADVANCE**
- **FOSTER A CARBON NEUTRAL FUTURE DRIVED BY INDUSTRIAL EFFICIENCY**
- **PROMOTE THE BIO REVOLUTION OF NEW MATERIALS AND INVEST IN RENEWABLE SOURCES**
- **IMPROVE THE CURRENT PRODUCTS PORTFOLIO AND SOLUTIONS**

## BRASKEM'S INNOVATION PLATFORM

NEW

1 RENEWABLES INNOVATION CENTER
- **Lexington** – Unites States

1 BIOTECHNOLOGY DEVELOPMENT CENTER
- **Campinas** - Brazil

2 TECHNOLOGY AND INNOVATION CENTERS
- **Triunfo** - Brazil
- **Pittsburgh** – United States

2 POLYMER TECHNICAL CENTERS
- **Wesseling** – Germany
- **Coatzacoalcos** - Mexico

1 PROCESS TECHNOLOGIES DEVELOPMENT CENTER
- **Mauá** - Brazil

7 POLYMERIZATION PILOT PLANTS
- **Triunfo e Camaçari** - Brazil

## RESULTS[1]

| | |
|---|---|
| **R$554** *million* | **INVESTED** IN RESEARCH AND DEVELOPMENT |
| **20** *new patent* | **APPLICATIONS** AND 87 EXTENSIONS |
| **11%** *of sales* | **NEW PRODUCTS** DEVELOPED IN THE LAST 5 YEARS |
| **+450** *clients* | **SUPPORTED** BY THE INNOVATION AND TECHNOLOGY TEAM |

Source: Braskem. Note (1): data referring to 2023 results.

BRASKEM DAY24



BRASKEM DAY 24

# GROWTH AVENUES

**Roberto Bischoff**

Business Leader

Braskem

# Braskem's future is built on three growth avenues, designed to create value through a balanced allocation of capital and return value to all shareholders

## GROWTH AVENUES

### Traditional Business

**Optimize the profitability** of the traditional business through **high financial return investments with a sustainable impact.**

### Bio-based

**Strengthen our leadership position by developing new renewable solutions**

### Recycling

**To be worldwide recognized as a company that develops the recycling value chain in the regions where it operates**

**CORPORATE STRATEGY**

**Build the path to being a leader in sustainability with a focus on circular and renewable-source products, decarbonization, and selective fossil investments**

Source: Braskem.

# The traditional business growth is based on selective high-value-added investments and a focus on decarbonization, so that Braskem can meet its 2030 and 2050 goals

## Traditional Business

- In line with the prospect of **demand growth** for petrochemical products in the coming decades, Braskem will continue to maximize the profitability of the traditional business through selective investments with high financial returns, including improvements in productivity and competitiveness
- In addition, Braskem will maintain its **focus on the decarbonization of its assets** to achieve the reduction of $CO_2e$ emissions and **achieve neutrality by 2050**

### AMBITIONS SET IN 2022

- Grow the current business through selective **investments**, including **optimizing productivity and competitiveness**
- **Decarbonize** current assets

### GOALS SET FOR 2030 AND 2050

- **Reduce scope emissions**[1] 1 and 2 **by 15% by 2030** and achieve **carbon neutrality by 2050**

Source: Braskem. Note (1): direct and indirect $CO_2e$ emissions.

# Braskem has developed the industrial decarbonization program in 2021 and since then it has achieved important results in reducing emissions and gaining competitiveness[1]

**Braskem's Industrial Decarbonization Program** aims to develop the strategy and action plan for implementing initiatives that promote a 15% reduction in absolute GHG[2] emissions (scopes 1 and 2) by 2030, based on the Company's carbon inventory

## PILLARS

### CULTURE AND PROCESS

- Developing of an industrial mindset focused on GHG emissions
- Strengthening governance and processes oriented towards Company management considering potential GHG emissions
- Development of solutions through techno-economic partnerships

### LINES OF ACTION

| CONTINUOUS IMPROVEMENT | ENERGY EFFICIENCY | ELECTRIFICATION | ENERGY MATRIX | CARBON CAPTURE |
|---|---|---|---|---|
| **Operational Initiatives** with low or no investment, with the goal of reducing greenhouse gas emissions | Initiatives for **energy optimization and integration** of industrial processes with investments | **Electrification of energy-intensive equipment** by replacing the use of fossil fuels with renewable electrical energy | Increase the share of **electrical energy and low-carbon fuels** in Braskem's energy matrix | Capture GHG emissions from Braskem's main emitting industrial assets **for use or carbon storage** |

Source: Braskem. Note (1): The prioritized initiatives have a gain in competitiveness associated with a positive NPV. Note (2): Greenhouse Gases.

# Braskem has already achieved a reduction potential of ~1.1 MMt $CO_2e$ with the initiatives in operation, which are part of the 51 prioritized initiatives[1] in the current roadmap with a reduction potential of ~2.3 MMt $CO_2e$

## $CO_2e$ REDUCTION ROADMAP - 2030


(in MMt $CO_2e$/year)
Early Stage
In execution
In operation
2.3
1.0
0,2
1.1

- **Continuous Improvement** (55%)
- **Energy Matrix** (31%)
- **Electrification** (7%)
- **Energy efficiency** (6%)

## SCOPE 1 AND 2 EMISSION REDUCTION POTENTIAL AFTER ROADMAP IMPLEMENTATION


-10%
-21%
-1.1
-1.2
10.9
9.8
8.6
2030 Goal
~9.2MMt $CO_2e$
(a) Baseline[2]
(b) Ongoing Initiatives
(a) - (b)
(c) In execution and early-stage initiatives
(a) - (b) - (c)

**The prioritized initiatives are essential for Braskem to achieve the 2030 objective of reducing 15% of scope 1 and 2 $CO_2e$ emissions (considering existing assets)**

Source: Braskem. Note: The achievement of the long-term objectives disclosed by the Company (within the projected costs and expected deadlines) are also subject to risks that include, but are not limited to advancement, availability, development and accessibility of the technology necessary to achieve them. Note (1): The technical and economic feasibility of all prioritized initiatives will be confirmed before the implementation decision. Note (2): Regarding the average emissions for the years 2018, 2019 and 2020.

# Braskem remains focused on implementing initiatives and project studies in all of its segments to achieve its 2030 emissions reduction goal

## EXAMPLES OF INITIATIVES UNDER EXECUTION AND IN OPERATION

| SEGMENT | INICIATIVE / POTENTIAL EMISSION REDUCTION | |
|---|---|---|
| BRAZIL | **Renewable energy contracting**<br>● PPA: 2 contracts in operation<br>●● Self-production: 3 contracts in operation and 1 under construction | 185 ktonCO$_2$e/year |
| | **Vesta Project (SP)**<br>● Cogeneration and motorization | 100 ktonCO$_2$e/year |
| | **Biomass Project (AL)**<br>● Steam Supply (Veolia)<br>● Compressor electrification | 150 ktonCO$_2$e/year |
| USA & EUROPE | **Renewable energy contracting**<br>● USA: 25% of electrical energy consumed<br>● Europe: 100% of electrical energy consumed in Germany | 185 ktonCO$_2$e/year |
| MEXICO | **Energy efficiency projects**<br>● Implementation of energy optimization systems | 65 ktonCO$_2$e/year |

LEGEND: ● INITIATIVE IN OPERATION ● INITIATIVE UNDER CONSTRUCTION

## EXAMPLES OF UNDER STUDY PROJECTS

**ELECTRICAL RELIABILITY**

- Use of **large batteries in RS** to **reduce fossil electrical generation** without loss of reliability

**ELECTRIFICATION**

- Implementation of an **electric boiler that uses renewable energy** to produce steam, **replacing fossil fuel**

**RENEWABLE ENERGY SOLUTIONS**

- **Develop new renewable energy solutions** (e.g., biomass) to enable the **replacement of fossil fuels**

**LOW CARBON HYDROGEN**

- Using **low-carbon hydrogen** as a solution to produce **sustainable low-carbon products**

**CARBON CAPTURE**

- **Capturing GHG emissions** from our industrial assets

**The projects currently under study total a potential reduction of +1 MMtCO$_2$e/year**

Source: Braskem. Note: The achievement of the long-term objectives disclosed by the Company (within the projected costs and expected deadlines) are also subject to risks that include, but are not limited to: advancement, availability, development and accessibility of the technology necessary to achieve them.

# For the traditional business growth avenue, the goal is to grow selectively through high-value investments, in addition to decarbonizing current assets

## In Brazil, the "Gás para Empregar" project brings an opportunity for the national petrochemical industry

**(Information from the "Gas para Empregar" project)**

- The project will define reinjection criteria, which could stimulate the Brazilian industrial sector
- The National Government goal is to increase the availability of natural gas for the national production of nitrogen fertilizers, petrochemical products and other productive sectors, reducing external dependence on strategic inputs for national production chains


GÁS NATURAL

## New opportunities can support the project to expand production capacity in Rio de Janeiro

- New feedstock alternatives in Brazil through **LNG[1] opportunities on new pre-salt routes from 2028** to supply Braskem units
- Changes in the legal framework and the deregulation of the Natural Gas market should attract **more competitiveness to the Brazilian market**
- **Part of the LNG[1] could be directed to the RJ complex, enabling its expansion**



*Pre-salt areas:*



**DIFERENCIAL CASH COST**

**~US$500/ton**

Source: Braskem. Note (1): Liquid Natural Gas.

# A pioneer in the production and commercialization of Green PE, Braskem has set the goal of expanding its production capacity of bioproducts to 1MMt by 2030

## Bio-based

- From the global emissions perspective, Braskem understands that **bio-based products are an important solution for the petrochemical industry towards carbon neutrality**, as they remove and retain carbon of biogenic origin for decades, acting as long-term inventories of this carbon
- **Braskem is a pioneer and the largest producer of biopolymers in the market**, and will continue to strengthen its position with the development of new renewable solutions, **leveraging the unique attributes that bring us differentiation and resilience in the face of petrochemical cycles**

### AMBITIONS SET IN 2022

- Grow **its green product portfolio, ensuring global leadership**
- Increasing the use of **renewable feedstock**

### GOAL SET FOR 2030

- Expand the production capacity of **products with green content to 1MMt by 2030**

GROWTH AVENUES

# For the bioproducts business, Braskem aims to expand its product portfolio by leveraging its global pioneering status and strategic differentiators

## BIOPRODUCTS

**Objective:** expand bioproducts production capacity to 1 million tons by 2030

### Bioproducts Production Capacity

(in thousand tons/year)



1,000
TBD
Studies for new opportunities in renewables
~160
sustainea bioglycols
~200
BraskemSiam
~235
Study for the development of Green PP in the USA
260
Current Green PE Capacity
260
60
200
260
260
2023
2024
2030e¹
Green Ethylene
Green Ethylene DBN

### ONGOING INITIATIVES

| | |
|---|---|
| BraskemSiam Bio-based polyethylene — Joint-venture with SCGC | Contract for FEED[2] with Tokyo Engineering to develop basic engineering and CAPEX estimation for Green Ethylene plant in Thailand |
| sustainea bioglycols — Joint-venture with Sojitz | Production and commercialization of monoethylene glycol from renewable feedstock (bioMEG), subject to approval of the technology |
| New renewables innovation center in the United States | Investment of approximately US$20 million to accelerate research related to chemicals and renewable materials, expanding capacity in the areas of biotechnology, catalysis and process engineering |
| Licensing of green ethylene technology — Partnership with Lummus Technology | Partnering to develop and license the technology of Braskem for the green ethylene production |
| Partnerships with Universities | Development of technological routes for higher value-added products |

**EXPECTED VALUE CAPTURE** — EBITDA **~US$600-800 MM**

Source: Braskem. Note: Achieving the long-term goals disclosed by the Company (within projected costs and expected deadlines) is also subject to risks that include, but are not limited to: advancement, availability, development and accessibility of the technology necessary to achieve them. Note (1): Expectation based on the sum of the total production of ongoing projects. Note (2): FEED (Front End Engineering Design).

# To be recognized globally as a company that develops the recycling value chain, Braskem has the goal to expand the portfolio of resins and chemical products with recycled content to 1MMt/year by 2030

## Recycling

- Braskem wants to be recognized as a company that **promotes the recycling value chain, operating from the development of new products to consumer engagement, contributing to sustainable development**

### AMBITIONS SET IN 2022

- Grow in **circular products** (mechanical recycling)
- Increase the use of **circular feedstock** (chemical recycling)

### GOAL SET FOR 2030

- Expand **the portfolio of products with recycled content to 1MMt/year** by 2030

Source: Braskem.

# In the recycling front, Braskem has established new partnerships for feedstock supply and expanded its portfolio of circular products through chemical and mechanical recycling.

## RECYCLING

**Objective:** to increase the sales volume of products with recycled content to 1 million tons by 2030

### Announced Capacities


(kton)
50
23
50
123
Mechanical Recycling[1]
Mechanical Recycling[2]
Global Chemical/Bio-circular Recycling[3]
Total

### Mechanical Recycling

- Braskem **holds 61.1% equity stake in the recycler Wise Plásticos**
- A Braskem and Terra Circular, a company focused on the conversion of solid waste, launch **Upsyde on the market, capable of converting plastic waste that is difficult to recycle** into **circular** final **products**

### Chemical Recycling

- **Start of recurring sales of products from Chemical Recycling**
- Partnership signed with Neste, a Finnish refining company, **to supply circular and bio-circular feedstock** for the production of polymers and chemical products
- Partnership with Shell Chemicals to **supply propylene bio-circular (UCO) feedstock**, with a certified Mass Balance approach

**GLOBAL ADVOCACY**

Ensure the chemical sector as a fundamental link for the circular economy of plastics and promote public policies that unlock the circular economy

Source: Braskem. Note (1): Mechanical Recycling Brazil considers Wise's volumes, own assets and expansion. Note (2): Mechanical Recycling Europe considers volumes from the Upsyde platform. Note (3): Global Chemical and Bio-circular Recycling considers volumes contracted from third parties for the production of products from circular and bio-circular feedstock from chemical recycling.

# Braskem is committed to a carbon-neutral circular economy and has solutions and partnerships throughout the value chain


BRASKEM'S SUSTAINABLE PORTFOLIO AND INITIATIVES
Conversion
Depolymerization
Mechanical recycling and dissolution
Mechanical recycling
WASTE TREATMENT
Vitol
nexus
NESTE
TNO
wise
Upsyde
CIRCULAR/BIO -CIRCULAR FEEDSTOCK
Offtakes¹
FOSSIL FEEDSTOCK
Production²
BIO-BASED FEEDSTOCK
MONOMER
POLYMER
FINAL PRODUCT
WASTE
I'm green BIO-BASED
• Polyethylene (PE)
• EVA
• PE Wax bio-based
WENEW
• Polyethylene (PE)
• Polypropylene (PP)
• Caustic Soda
• PVC
• EVA
• Solvents
Portfolio of segregated and mass balance solutions
CAZOOLO empowered by Braskem
Laboratory for the development of circular packaging

Source: Braskem. Note (1): third-party offtakes have different sources of sustainable raw material or monomer, such as Circular, Bio-Circular and Bio-based. Note (2): production can use fossil assets to produce monomers (mass balance solutions) or segregated assets to produce base monomers biological (segregated).

# Braskem's product portfolio with mass balance includes three categories of feedstock certified by ISCC Plus

## BRASKEM'S MASS BALANCE SOLUTIONS

### Bio

Soy

Rapeseed

Derived from virgin biomass. Biodegradable fraction of products from agriculture, forestry (cultivated forests), and related industries such as fishing and aquaculture, and others

### Circular

Plastic waste

Used tyres

Derived from the mechanical and/or chemical processing of recyclable materials of non-biological origin (fossil origin)

### Bio-circular

UCO (Used Cooking Oil)

Agricultural residues

Leftovers and waste of biological origin from agriculture, forestry and related industries, including fishing and aquaculture, as well as the biodegradable fraction of industrial and municipal waste

Certified Sustainability ISCC ISCC PLUS

CERTIFIED › ISCC PLUS

GROWTH AVENUES

# Since last Braskem Day, we have continued to make progress in implementing projects aligned with the corporate strategy in the three growth avenues

## Nov/23

**Veolia** (Brazil)
Inauguration of biomass plant in Alagoas to produce energy from renewable sources on a large scale

## Jan/24

**Shell Chemicals** (EU)
Agreement to produce circular PP

## Mar/24

**Shell Chemicals** (USA)
Agreement to produce bio-attributed and bio-circular

**Veolia** (Brazil)
Agreement for research and implementation of industrial decarbonization solutions in Triunfo, RS

## Apr/24

**Lummus Technology** (Brazil)
Partnership to study electrification of cracking heaters

**Veolia** (Brazil)
Partnership for investment evaluation in energy efficiency and project to use large batteries in industrial units

## Jun/24

**Cetrel** (Brazil)
Investment agreement with Solví and GRI for the transfer of ordinary shares issued by Cetrel

**Brazilian Navigation Company (EBN)** (Brazil)
Operating as an EBN in cabotage

**PP Circular** (EU)
Partnership with Georg Utz AG, first sale of circular PP

## Jul/24

**Petrobras** (Brazil)
Partnership to produce a stream of renewable Light Refinery Hydrocarbons (RLH)

## Aug/24

**Università Ca'Foscari Venezia** (EU)
Partnership to develop catalytic technological routes to reduce $CO_2$

## Sep/24

**Innovation Center in Lexington** (USA)
Focus on accelerating early-stage research into renewable chemicals and materials

**Contract for FEED** (Thailand)
Braskem-Siam and Toyo Engineering Corporation to develop extended basic engineering

## Oct/24

**Neste** (USA, EU)
Agreement for the supply of circular and bio-circular feedstocks

**University of British Columbia** (USA)
Partnership to explore the feasibility of using an electrochemical reactor to produce methanol from CO

**LEGEND**

Traditional Business | Bio-based | Recycling


Braskem
36-TQ-08

# BRAZIL/ SOUTH AMERICA

**Isabel Figueiredo**

Vice President of Vinyls & Specialties

Braskem

# Leader in all its segments of operation in Brazil, with a broad product portfolio, exposure to different types of feedstock and a close relationship with its customers

## BUSINESS MODEL

- **The only Brazilian petrochemical company integrated in the production of resins (PE, PP and PVC), caustic soda and various other chemical products,** ensuring higher operational efficiency
- **Exposure to different types of feedstock,** such as naphtha, ethane, propane, propylene, ROG and ethanol
- The segment is formed by two integrated business units
  - **Olefins & Polyolefins**
  - **Vinyls & Specialties**



FEEDSTOCK EXTRACTING/REFINING
Braskem
CRACKING
POLYMERIZATION
CUSTOMERS
1st GENERATION
2nd GENERATION
3rd GENERATION
CUSTOMERS

## BRAZIL/LATIN AMERICA - EBITDA and EBITDA Margin



(US$ million and %)
Recurring EBITDA
EBITDA Margin
Downcycle in the petrochemical sector from 2H22 onwards
10%
21%
28%
9%
4%
9%
948
1,641
3,659
1,211
442
900
+103%
2019
2020
2021
2022
2023
LTM¹

**Recurring EBITDA in Brasil represents ~65%[2] of the consolidated Recurring EBITDA of the Company's segments**

Source: Braskem. Note (1): LTM (last twelve months) includes the results of 4Q23, 1Q24, 2Q24 and 3Q24. Note (2): Considers the annual average of 2019 to LTM 3Q24.

# In Brazil, Braskem is the only integrated petrochemical player, with a consolidated service capacity to the Brazilian market

## Braskem Brazil | Main highlights

### Commercial Strategy

- **South America Market Leadership**
- **Close and differentiated relationship** with customers
- **Broad product** portfolio

### Assets

- **29 industrial units** at 7 production sites
- Among the **largest logistics operations** in Brazil
- Mechanical **Recycling Assets**

### Feedstock and diversified supply

- Exposure to **different types of feedstock**
- **Proximity to** Petrobras **Refineries**
- **Access to imported feedstock**

### Integration and scale

- The only petrochemical company integrated in chemicals and polymers

### Consolidated export capacity

- Exports optimized by industrial and commercial presence outside the country
- Local sales teams in 5 countries in South America

### Assets Location


MACEIÓ, AL
CAMAÇARI, BA
DUQUE DE CAXIAS (DCX), RJ
PAULÍNIA, SP
SANTO ANDRÉ (ABC), SP
CUBATÃO, SP
TRIUNFO, RS

**TOTAL CAPACITY**
PE: 3,201 kt/year
PP: 1,850 kt/year
PVC: 710 kt/year
Main Chemicals: 9,668 kt/year
Green Ethylene: 260 kt/year
PCR: 39 kt/year

# In addition to its strategic role, the Brazilian chemical industry has structural effects that multiply throughout the entire economy

## IMPORTANCE FOR BRAZILIAN INDUSTRY

- Braskem's **Brazil Segment** is part of the **6th largest chemical and petrochemical industry in the world**
- The **Brazilian chemical industry**:
  - 3rd largest industrial sector of GDP
  - It corresponds to **11% of the Brazilian industrial GDP**

### AVERAGE UTILIZATION RATE OF THE INSTALLED CAPACITY OF THE BRAZILIAN CHEMICAL INDUSTRY

(in %[1])


77
70
72
72
70
65
64
2018
2019
2020
2021
2022
2023
9M2024

**EVERY R$1 MILLION INCREASE IN CHEMICAL PRODUCTION GENERATES:**

- **R$960 THOUSAND INCREASE IN THE ECONOMY'S TOTAL GDP**
- **15 NEW DIRECT AND INDIRECT JOBS**
- **ADDITIONAL R$560 THOUSAND IN TOTAL REVENUE FOR THE GOVERNMENT**

Source: Braskem. Note (1): Study prepared by Qwest, a company specialized in market intelligence.



# Olefins & Polyolefins

| 1ST GENERATION | | 2nd GENERATION |
|---|---|---|
| **OLEFINS** | **AROMATICS** | **POLYMERS** |
| Ethylene | Benzene | PE |
| Propylene | Cumene | PP |
| Butadiene | Paraxylene | EVA |
| Butene | Orthoxylene | |
| + others | + others | |

| 1ST GENERATION | 2nd GENERATION |
|---|---|
| Production capacity | Production capacity |
| **~7,380 kt/year** | **5,761 kt/year** |

Braskem

# The O&P Business serves clients from various sectors of the Brazilian economy, with integrated production in 4 states...

## 1st Generation

### Olefins &

**Ethylene**
- Cleaning products and personal care
- Civil Construction
- Consumer goods
- Packaging
- Clothing
- Agricultural Sector
- Automotive

**Propylene**
- Cleaning products and personal care
- Home Appliance
- Civil Construction
- Textile
- Furniture
- Automotive

**Butadiene**
- Automotive
- Footwear
- Hospital Applications
- Home & Garden

### Aromatics

**Benzene**
- Cleaning products and personal care
- Civil Construction
- Consumer goods
- Packaging
- Automotive

**Cumene**
- Furniture
- Civil Construction
- Automotive
- Pharmaceutical

**Paraxylene**
- Packaging
- Textile

## 2nd Generation

### Polyolefins

**Polyethylene (PE)**
- Packaging
- Cleaning products and personal care
- Agricultural Sector
- Civil Construction
- Hospital applications

**Polypropylene (PP)**
- Packaging
- Home Appliance
- Automotive
- Civil Construction
- Consumer goods
- Auto parts and equipment
- Home & Garden


Bahia
O&A: +2,600kt
Polyolefins: 1,000kt
São Paulo
O&A: +1,600kt
Polyolefins: +1,300kt
Rio de Janeiro
O&A: ~600kt
Polyolefins: +880kt
Rio Grande do Sul
O&A: +2,400kt
Polyolefins: ~2,000kt

Source: Braskem.

# ...diversifying exposure to different markets

## OLEFINS & AROMATICS BUSINESS

### PRODUCT SALES BY SEGMENT

(9M24 - in % of sales volume)


18%
10%
41%
32%
Chemicals
Elastomers
Utilities
Plastics & Fibers

**~US$7.2 bi** Revenue[1]

**~10%** EBITDA Margin[1]

**~40%** of Brazil's EBITDA[1]

## POLYOLEFIN BUSINESS

### SALES BY ECONOMIC SECTOR

(9M24 - in % of sales volume)


PE
27%
22%
9%
16%
4%
6%
5%
3%
5%
1%
2%
PP
22%
22%
17%
11%
9%
9%
5%
3%
2%
Food
Industrial
Retail Business
Others
Cosmetic and Pharmaceutical
Infrastructure
Civil Construction
Consumer goods
Agricultural Sector
Automotive
Clothing and Footwear

**~US$5.7 bi** Revenue[1]

**~14%** EBITDA Margin[1]

**~40%** of Brazil's EBITDA[1]

Source: Braskem. Note (1): average of 2020, 2021, 2022 and 2023.



# Vinyls & Specialties

## 1st GENERATION, INTERMEDIARIES AND 2nd GENERATION

| VINYLS | FUELS | SOLVENTS | SPECIALTIES |
|---|---|---|---|
| PVC | Gasoline A | Toluene | PIB |
| Caustic soda | Gasoline Premium | Xilene | Unilene ® |
| Hypochlorite | EBTE / MTBE | Pluract™ | Isoprene |
| Hydrochloric acid | Special Butane | Turpentine | DCPD |
| + others | Special Propane | Ezolem™ | Piperylene |
| | LPG | + others | Nonene and Tetramer |
| | + others | | Green PE Wax |
| | | | + others |

Production capacity

**~2,800 kton/year**

Braskem

# The V&S[1] business seeks to develop products that add greater profitability with a focus on safety, renewable content and circularity, ensuring quality and performance of applications

## Vinyl

**Main products:** PVC, Soda, and Chlorine

**Applications:** construction, clothing, health, pulp and paper, chemicals, and others

**Around 60% of the PVC sold by Braskem is used in the civil construction industry**

## Fuels

**Main products:** Gasoline, Gasoil, and ETBE

**Applications:** Automotive gasoline, boosters, propellants, and cooking gas

**Braskem is the 3rd largest producer of gasoline in Brazil and serves the Brazilian and international markets**

## Solvents

**Main products:** Xylene and Toluene

**Applications:** Paints and varnishes, chemicals, adhesives, and agribusiness

**Braskem has the flexibility to use some solvents in the production of other products, such as gasoline**

## Specialties

**Main products:** PIB, Unilene and Isoprene

**Applications:** Paints and varnishes, coatings, cosmetics, rubbers and detergents

**More than 70% of the specialties produced by Braskem are sold on the international market**



- Expansion of the **fuels** portfolio to supply the automotive market
- Launch of **Resysta** at the Exporevestir 2024



### Laboratory of Solvent Application

Developed with the aim of **bringing customers' technical needs closer to our solutions**, as well as supporting the development of new solvents and applications


Alagoas
Vinyls
Bahia
Vinyls
Fuels
Solvents
Specialties
São Paulo
Fuels
Solvents
Rio de Janeiro
Fuels
Rio Grande do Sul
Fuels
Solvents

| Source: Braskem. Note (1): V&S: Vinyls and Specialties.

# The diversity and added value of the V&S portfolio optimizes the results of Braskem's petrochemical plants

## Vinyls



- Wide range of PVC resins, including **Resysta**, Sustainable wood produced from a mixture of rice husk and PVC, officially launched on the market in 2024
- **Strategic Partnerships** with research institutions and additive manufacturers to promote integration and innovation in the PVC market

**~US$1.0 billion** of Net Revenue[1]

Customer Service in all **5** regions of Brazil

**+300** Direct Customers

**~850kton/year** Sales volume[1]

## Fuels



- Fuels that meet the **high standards** required by the market and regulatory bodies, such as the National Petroleum Agency (ANP)
- Sustainable solutions, such as the bio-additive **ETBE** (Ethyl Terbutyl Ether), which improves the performance of gasoline and is partially produced with ethanol

**~US$1.1 billion** of Net Revenue[1]

Exports to **3** different continents

**~100** Direct Customers

**~1,500kton/year** Sales Volume[1]

| Source: Braskem. Note (1): average for 2020, 2021, 2022 and 2023.

# With a diversified portfolio, including products with sustainable feedstock, the Solvents and Specialties businesses demonstrate greater resilience through the petrochemical cycle

## Solvents



- Braskem's **solvents**, such as **Ezolem™** and **Sensitis™**, are recognized by customers for their high performance and reliability
- Portfolio with **sustainable solvent** options, such as **Circular Hexane**, with recycled content, and **HE70S**, with content from renewable sources

**~US$200 million** of Net Revenue[1]

**Market Leadership** of hydrocarbon solvents in Brazil

**~40%** EBITDA margin[1]

**+100** Clients

**~130kt/year** Sales volume[1]

## Specialties



- Expertise in **Application Engineering**, with laboratories and a team of engineers dedicated to meeting the specific needs of customers with **innovation** and **technology**
- It also has a diverse portfolio and sustainable options, **Green PE I'm green™ wax**, made from sugar cane

**~US$200 million** of Net Revenue

Exports to **+40** countries

**~30%** EBITDA margin[1]

**+200** Clients around the world

**~200kt/year** Sales volume[1]

| Source: Braskem. Note (1): average for 2020, 2021, 2022 and 2023.

# Considering the region's competitive advantages, the strategic focus for the short term is on strengthening commercial relations, prioritizing service to the Brazilian market, while optimizing operating costs

## MAIN COMPETITIVE ADVANTAGES

- **LEADER IN THE REGION AND THE ONLY INTEGRATED PETROCHEMICAL COMPANY**
- **CUSTOMER FOCUS**
- **BROAD PORTFOLIO OF PRODUCTS, INCLUDING CIRCULARS AND BIO**

## SHORT-TERM LEVERAGES

### 1 SALES OPTIMIZATION

**Action Focus**

Maintaining leadership in South America focusing on increasing sales of higher added value, expanding the portfolio of circular products, and capturing opportunities related to the increase in import tariffs in Brazil

### 2 COST OPTIMIZATION

**Action Focus**

Continuously reducing fixed and variable costs by renegotiating contracts with suppliers and reducing logistics costs

**VALUE CAPTURE EXPECTATION** — EBITDA[1] **~US$100-150 MM**

Source: Braskem. Note (1): Represents estimates considering the current scenario. The Company cannot rule out future events that could impact the estimate.



BRASKEM DAY 24

# USA & EUROPE

**Mark Nikolich**

Vice President of Olefins & Polyolefins
North America (NAM)

Braskem

# Braskem is leader in PP production in North America, and also has PP production and a relevant commercial center in Europe

## BUSINESS MODEL

- **USA:** PP plants being the **largest PP producer in North America**
  - Flexibility in purchasing feedstock from various sources of propylene, such as PDHs[1], refineries and petrochemical plants
- **Europe:** PP plants, **export platform and global logistics for the whole of Braskem** through the international office in Rotterdam
  - Geographical proximity to the main global feedstock suppliers, mostly based in Europe, Middle East, USA and Africa
  - **Integrated feedstock transportation to PP plants,** via pipelines connected to suppliers


Braskem
FEEDSTOCK CRACKING
1st GENERATION
POLYMERIZATION
2nd GENERATION
CUSTOMERS
3rd GENERATION

## EBITDA and EBITDA Margin


(US$ million, % and US$/t)
Recurring EBITDA
EBITDA margin
Downcycle in the petrochemical sector from 2H22 onwards
572
564
1,079
870
385
389
15%
12%
27%
13%
8%
7%
379
352
1,608
609
269
274
+2%
2019
2020
2021
2022
2023
LTM³ 2024

**Recurring EBITDA in the USA & Europe represents ~22%[4] of the consolidated Recurring EBITDA of the Company's segments**

Source: Braskem. Note (1): Propane Dehydrogenation, an industrial process for producing propylene from propane. Note (2): (PP USA - Propylene USA)*72% + (PP EUR-Propylene EUR)*28%. Note (3): LTM includes 4Q23, 1Q24, 2Q24 and 3Q24 results. Note (4): Considers the annual average from 2019 to LTM 3Q24.

# In the United States, Braskem is the largest producer of PP and is strategically positioned to integrate into the propylene chain

## Rapid expansion and consolidation in North America

- 2010 Acquisition of 3 PP plants from Sunoco
- 2011 Acquisition of 2 PP plants from Dow
- 2012 Splitter acquisition in Marcus Hook
- 2016 DBN in Marcus Hook
- 2017 UTEC plant
- 2020 Delta Project; Export Center in Charleston

**Diversified product mix delivered to more than 170 clients**

### TOP 5 LARGEST PP CAPACITIES IN NORTH AMERICA[1]

(in kt/year)


Braskem
2,021
2nd
1,626
3rd
1,610
4th
1,150
5th
939

**Braskem continues to lead in PP capacity in North America**

## Geographic diversification as a competitive advantage


Lexington
Philadelphia
Marcus Hook
Pittsburgh
Neal
Charleston
Pasadena
La Porte
Oyster Creek
Seadrift

- Positioned in one of the regions with the highest volume of competitive Feedstock production
- Easy access to the US Gulf export hub
- Modern Innovation and Technology Center to support the customers
- Most of Braskem's production capacity in the United States is positioned in the first quartile of the PP[2] Cash Cost curve

● Innovation and Technology Center
● Administrative office
● Industrial plant
○ Headquarters
○ Export hub

Source: Braskem. Note (1): External consultancy source, referring to 1H24 position. Note (2): External consultancy source for 1Q24. Total PP Cash Cost = Feedstock Cost - Co-product Credit + Other Variable Costs + Fixed Costs.

USA & EUROPE SEGMENT

# In addition to its leadership in PP capacity, Braskem stands out for the diversification achieved in the region, which supports the high competitiveness of its assets

## Flexibility in purchasing feedstock

- Competitiveness through the ability to obtain feedstock from different suppliers:

| | REFINERY GRADE PROPYLENE<br>*>60% purity* | CHEMICAL GRADE PROPYLENE<br>*92 – 98% purity* | POLYMER GRADE PROPYLENE<br>*99,5% purity* |
|---|---|---|---|
| PROPYLENE TYPES: | RGP | CGP | PGP |
| SOURCES: | Refinery | Steam Cracker<br>Metathesis | PDH[1]<br>Steam Cracker<br>Metathesis |

**Products and segments served**

Polypropylene (PP)

UTEC®

I'm green

- Sales to more than **400 clients**, serving a **wide variety of sectors of the economy**

## Largest ethanol market in the world

- The United States has established itself as the largest ethanol producer in the world, accounting for approximately more than half of global production

**US ethanol production[2]**

(in millions of gallons)



15.8
13.9
15.0
15.4
15.6
2019
2020
2021
2022
2023

| US share in the global production | 54% | 53% | 55% | 54% | 53% |
|---|---|---|---|---|---|

**Strategic positioning in the United States to boost the growth of the Company's Bio-based avenue**

Source: Braskem. Note (1): Propane dehydrogenation, an industrial process for producing propylene from propane. Note (2): Source Renewable Fuels Association (RFA) - 2023.

BRASKEM DAY24

# The presence in Europe and Asia boosts the competitiveness of Braskem's operations globally and the company's growth strategy

## Strategic location in Europe and Asia


GERMANY
NETHERLANDS
Rotterdam
Wesseling
Schkopau
THAILAND
Bangkok
SINGAPURE
JAPAN
Tokyo
Innovation and Technology Center
Headquarters
Industrial plant
Administrative/Commercial office

- **In Europe, Braskem is located on one of the world's main port hubs, the ARA region** (Amsterdam-Rotterdam-Antwerp)
  - **It has easy access to the main global Feedstock suppliers,** mostly based in Europe, the Middle East, the USA and Africa
- **In Asia,** the presence of the office positions Braskem in an important commercial and strategic center, in Singapore, and of demand for renewables, in Japan

**Presence in Europe and Asia leverages commercial and strategic positioning on the agenda of the Bio-based and Recycling Growth Avenues**

## Braskem Trading & Shipping (BT&S)

- BT&S ensures the **import of feedstock (naphtha and ethane) and the export** of Braskem's **chemicals, fuels and specialties**, as well as guaranteeing **reliable and sustainable** maritime transportation, **with cost competitiveness**

### BT&S' VESSELS UNDER LEASING

| # | Status | Type | Product |
|---|---|---|---|
| 1 | In operation | LR1[1] | Naphtha |
| 1 | In test[2] | Gas Tanker[3] | Ethane |
| 1 | Under construction | Gas Tanker[3] | Ethane |
| 4 | Under construction | LR1[1] | Naphtha |





**BT&S: reliable, competitive and low-emission maritime transport**

Source: Braskem. Note (1): Long Range 1, a type of medium-sized tanker generally used to transport refined petroleum products. Note (2): start of operations scheduled for January/2025. Note (3): vessel specialized in transporting liquefied gases in bulk.

# Considering the region's competitive advantages, the strategic focus for the short term is on the competitiveness of the assets and also on Braskem's other segments through BT&S

## MAIN COMPETITIVE ADVANTAGES

- **FEEDSTOCK IMPORT AND PRODUCT EXPORT HUB**
- **CUSTOMER FOCUS**
- **BROAD PRODUCT PORTFOLIO, INCLUDING CIRCULAR AND RENEWABLE PRODUCTS**

## SHORT-TERM LEVERAGES

### 1 COMPETITIVENESS OF ASSETS

Action Focus

- Optimize the asset portfolio and cost structures per asset
- Seek opportunities for strategic partnerships with the goal of creating value, integration and feedstock diversification

### 2 OPERATIONAL STABILITY

Action Focus

- Ensuring competitiveness and flexibility in the purchase of Feedstock for Brazil and Mexico, looking for new opportunities to reduce costs

**VALUE CAPTURE EXPECTATION** — EBITDA[1] **~US$20-50 MM**

Source: Braskem. Note (1): Represents estimates considering the current scenario. The Company cannot rule out future events that may impact the estimate.



BRASKEM DAY 24

# MEXICO

**Stefan Lepecki**

Braskem Idesa CEO

Braskem

# Braskem Idesa stands out internationally for its competitiveness and robust infrastructure to guarantee its operational stability and healthy margins throughout the cycle

## INTEGRATED BUSINESS MODEL

- **Largest integrated petrochemical complex ever built in Latin America for the production of ethylene and polyethylene (PE),** with state-of-the-art technology
- **The industry's most competitive feedstock (ethane),** which is supplied by PEMEX and other international suppliers
- **Self-sufficiency in electricity generation,** through its own electricity cogeneration plant, and **in the availability of feedstock,** from the start of operations of the ethane import terminal
- **Flexible multimodal logistics platform,** enabling competitive exports to more than 50 countries

**TOTAL FEEDSTOCK REQUIREMENT:**
66 thousand barrels/day of ethane


FEEDSTOCK EXTRACTION/REFINING
Braskem Idesa
CRACKING
POLYMERIZATION
CUSTOMERS
1st GENERATION
2nd GENERATION

**Production capacities:** Ethylene 1,050 kt/year; PE 1,050 kt/year

## EBITDA and EBITDA Margin


(US$ million, % and US$/t)
Recurring EBITDA
EBITDA margin
Average PE1 spread
Record Spread in 2021
Downcycle in the petrochemical sector from 2H22 onwards
708
729
1,535
892
762
883
47%
37%
51%
19%
11%
21%
361
283
620
212
101
199
+97%
2019
2020
2021
2022
2023
LTM2 3Q24

**Mexico represents ~13%[3] of the consolidated Recurring EBITDA of the Company's segments**

Source: Braskem and external consultants. Note (1): PE USA Mix (0.286*LDPE USA + 0.714*HDPE USA) - Ethane USA. Note (2): LTM includes 4Q23, 1Q24, 2Q24 and 3Q24 results.
Note (3): Considers 2019 annual average to 3Q24 LTM.

# Braskem Idesa's commercial flexibility is an important competitive differentiator for capturing commercial opportunities in Mexico and the international market, and maximizing profitability

## FLEXIBILITY FOR COMPETITIVE EXPORTS


Mobile, Al
Eagle Pass
Nuevo Laredo
Ferrosur / Ferromex
Rail Barge
Puerto de Veracruz
Nanchital de Lazaro Cardenas
Manzanillo
Main routes
Route alternative
Coatzacoalcos
Salina Cruz
Ciudad Hidalgo







### SALES BY DESTINATION REGION – 3Q24 LTM[1]

(in total %)

| Mexico | Latam | United States | Europe | Asia |
|---|---|---|---|---|
| 54% | 17% | 13% | 11% | 6% |

Exports to more than 25 countries

**Mexico has free trade agreements signed with more than 50 countries**

## DIVERSIFIED PORTFOLIO AMONG SECTORS OF THE ECONOMY WITH A GROWING LOCAL MARKET

### SALES BY SEGMENT – 3Q24 LTM[1]

(in total %)


Construction and Infrastructure
13%
Packaging
29%
7%
Hygiene and Cleaning
36%
3%
11%
Industrial
1%
Bags and Films
Products
Others

### MEXICAN PE MARKET

(MMt and %) Local Production / Imported

| | 2020 | 2021 | 2022 | 2023 | 2024 YTD | 2025e | 2026e |
|---|---|---|---|---|---|---|---|
| Total | 2.12 | 2.30 | 2.47 | 2.55 | 1.94 | 2.59 | 2.64 |
| Local Production | 33% | 24% | 21% | 19% | 19% | | |
| Imported | 67% | 76% | 79% | 81% | 81% | | |

| Source: Braskem. Note (1): LTM includes 4Q23, 1Q24, 2Q24 and 3Q24 results.

# With the completion of the construction of the ethane import terminal in Mexico, Braskem Idesa will guarantee the supply of feedstock, optimizing utilization rates and its cost competitiveness

## THE AVAILABILITY OF ETHANE HAS BEEN A CHALLENGE FOR BRASKEM IDESA

| 2016 | 2018-2020 | 2020-2024 | 2025 onwards |
|---|---|---|---|
| Plant start-up | Feedstock availability as a constraint on production capacity | Development of the temporary ethane import solution (Fast Track) with the completion of three expansions | Wide availability of ethane through the terminal, making it possible to reach the asset's maximum capacity |

### Ethane availability and utilization rate of PE plants

(thousand barrels/day and %)



Pemex
Imported
Surplus
Utilization rate
88%
77%
76%
74%
66%
73%
77%
78%
> 90%
58
49
49
49
44
46
49
50
80
2017
2018
2019
2020
2021
2022
2023
9M24
2025+e
After the terminal has started

## THE ENTRY INTO OPERATION OF THE TERMINAL WILL GUARANTEE OPERATIONAL STABILITY FOR THE OPERATION

- **Ownership Structure**
  Braskem Idesa and Advario (50%/50%)
- **Ethane Supply Capacity**
  ~80 Thousand barrels/day
  (120% of BI's current need
- **Estimated total Investment**
  ~US$580 million[1]
  (with ~US$446 million of CAPEX ex-VAT)

Terminal Química PUERTO MÉXICO

Virtual image of the project





| EXPECTED VALUE CAPTURE[1] | EBITDA ~US$50 MM/year |
|---|---|

**EXPECTED START OF OPERATIONS IN 1Q25**

**In 2025, the first scheduled maintenance shutdown will take place**

- **Expected start date**
  June/2025
- **Duration**
  ~45 days
- **Estimated CAPEX in 2025 for the shutdown**
  ~US$50 MM

Source: Braskem. Note (1): includes total project CAPEX, VAT and interest capitalized during construction.

# The import terminal will guarantee a stable supply of ethane to Braskem Idesa, enabling it to achieve full utilization of its production capacity with an expected reduction in import costs


Terminal Quimica Puerto Mexico
Fast Track Terminal
Coatzacoalcos River
Braskem Petrochemical Complex IDESA

| | FAST TRACK<br>Temporary solution | ETHANE IMPORT TERMINAL<br>Definitive solution |
|---|---|---|
| Capacity | • up to 35 thousand barrels/day<br>~50% of BI's needs | • up to 80 thousand barrels/day<br>2.3x higher than Fast Track<br>~120% of BI's needs |
| Logistics Efficiency | • **Higher logistics costs**<br>• Use of **contracted vessels** (*timer charter*)<br>• **Road Transportation**, with 28 trucks operating day and night | • **Reduced logistics costs (-30%)**<br>• **Two dedicated vessels** subleased from BT&S<br>• 10km **pipeline for direct connection between terminal and petrochemical complex** |
| Operational Reliability | • **Complex Operation**<br>  • No storage capacity<br>  • Logistical limitations due to road conditions | • **Optimized and Reliable operation**<br>  • 2 tanks with storage capacity for ~12 days of inventory[1] |

Source: Braskem. Note (1): the capacity of the two cryogenic tanks combined is equivalent to 50,000 m³ of ethane.

# Considering the region's competitive advantages, Braskem Idesa will continue to maximize its operational efficiency and profitability in the short term, ensuring financial health

## MAIN COMPETITIVE ADVANTAGES

REGIONAL LEADER

COMPETITIVE ASSET ON THE GLOBAL COST CURVE

ETHANE IMPORT TERMINAL WITH DEDICATED LOGISTICS

## SHORT-TERM LEVERAGES

### 1 FEEDSTOCK AVAILABILITY AND UTILIZATION RATE

**Action Focus**

- Increase the availability of Feedstock to operate with utilization rates above 90% on a continuous basis
- Optimize commercial and logistical synergies with Braskem

### 2 FINANCIAL HEALTH

**Action Focus**

- Preserving financial health through the disciplined allocation of capital and the implementation of financial preservation initiatives

VALUE CAPTURE EXPECTATION: EBITDA[1] ~US$70 MM

Source: Braskem. Note (1): Represents estimates considering the current scenario. The company cannot rule out any impacts that could change the estimate.



I'm green

BRASKEM DAY 24

# Green PE bio-based

## Walmir Soller

Vice President of Olefins & Polyolefins
Europe & Asia

Braskem

GREEN PE BIO-BASED (PART OF BRAZIL/SOUTH AMERICA SEGMENT)

# Since 2010, Braskem has been investing in the development of renewable products, including through strategic partnerships that contribute to strengthening the market and creating new products

**2010**

**INAUGURATION OF THE FIRST BIO-BASED GREEN ETHYLENE ON AN INDUSTRIAL SCALE**

I'm green

**2011**

**+40 grades** of Green PE

**LCA analysis[1]**: Best $CO_2$ performance among polymer types

**ISCC[2] PLUS and BONSUCRO** international certification for renewable plastic production

**2013**

Inauguration of a **lab dedicated to research into renewable chemical products** in Campinas, Brazil

**2018 - 2020**

Launch of **bio-based EVA,** from sugar cane

**2021-2022**

LUMMUS TECHNOLOGY

Partnership with Lummus Technologies to **develop and license bio-based green ethylene production technology**

MoU with SCG Chemicals to **study joint investment in project in Thailand**

SCGC

**2023**

BraskemSiam BIO-BASED POLYETHYLENE

Creation of **Braskem Siam**, a joint venture in partnership with SCG Chemicals

**30%** expansion of **bio-based green ethylene production capacity** in Brazil

**2024**

**Braskem Siam signed a FEED[3] agreement with Toyo Engineering** for the development of extended basic engineering and CAPEX estimation for the construction of a bio-based green ethylene plant in Thailand

**2030**

**Objective: increase world production capacity to 1MMt**



Source: Braskem. Note (1): Life Cycle Analysis. Note (2): ISCC – International Sustainability & Carbon Certification. Note (3): Front End Engineering Design.

GREEN PE BIO-BASED (PART OF BRAZIL/SOUTH AMERICA SEGMENT)

# Braskem is a pioneer in the production of green polyethylene on an industrial scale and is the world's largest producer of biopolymers

## BUSINESS MODEL

- **Portfolio of products based on renewable feedstock (ethanol from sugar cane),** including Green Polyethylene (Green PE bio-based) and Green EVA, serving a wide range of end customers in various sectors
- **Winning platform being the world leader in biopolymers,** with the capacity to execute growth on a global scale
- Product portfolio driving value from the **renewable Feedstock ecosystem and through responsible sourcing best practices**



ETHANOL
Braskem
I'm green
DEHYDRATION
POLYMERIZATION
CUSTOMERS
1st GENERATION
2nd GENERATION
3rd GENERATION
Polyethylene, EVA and Green PE wax
I'm green™ bio-based

*Know-how* of +14 years of production

Continuous development of sustainable solutions

Carbon Removal (craddle to gate[1] negative carbon footprint)

Worldwide recognized brand with +50 awards received

Used by +200 companies and brand owners

100% recyclable

I'm green™ is used in more than **300 products** made from **I'm green™ bio-based Green PE**



Água
oBoticário
VEJA
PremieRpet

Source: Braskem. Note (1): LCA study conducted by ACV Brasil/2023 (from the cradle to the Braskem factory gate), following the ISO 14040, ISO 14044 and ISO 14071 standards, critically reviewed by KPMG.

# Green PE has the same properties as fossil-based PE with a different value proposition based on a reduced carbon footprint[1] and certified by C14[1]

## PE PRODUCTION PROCESS (FOSSIL-BASED AND RENEWABLE)


Oil
Naphtha
Cracker
Purification
Fossil ethylene
Polymerization
Conversion
I'm green
Sugarcane
Ethanol
Dehydration
Purification
Green ethylene
Polymerization
Conversion

I'm green™ bio-based PE has the same production route as fossil-based PE with competitive advantages:

- Contributes to carbon reduction[1]
- Renewable Feedstock
- 100% Recyclable

Source: Braskem. Note (1): lower carbon footprint is proven by LCA (Life Cycle Analysis) and renewable content verified by carbon dating.

# Green PE presents a more resilient result through the petrochemical cycle, compared to fossil-based resins

## GREEN PE PRODUCTION CAPACITY AND SALES



% Utilization rate
Production capacity (kt)
Green PE Sales
2011: 200 / 39 / 32%
2014: 200 / 98 / 46%
2017: 200 / 134 / 65%
2020: 200 / 170 / 87%
2021: 200 / 165 / 101%
2022: 200 / 179 / 95%
2023³: 237 / 155 / 69%
9M24: 260 / 138 / 87%

## DESTINATION GREEN PE SALES | AVERAGE 2020-24 YTD



(% of total)
Europe 42%
Asia 36%
Brazil 18%
NAM¹ 1%
SAM¹ 3%

In 2023, Braskem opened a representative office in Japan



Braskem in the land of the rising sun
Braskem

## PROFITABILITY AND PRICING CONCEPTS

- **Similar profitability to chemical specialties,** with less volatility over time
- **Differentiated value proposition with pricing aligned to the feedstock,** unrelated to the fossil petrochemical cycle

## BIO-BASED RESINS HAS AN IMPORTANT ROLE FOR EUROPE TO ACHIEVE CARBON NEUTRALITY BY 2050

Estimated use of bio-mass plastics by European converters[2]



>1 MMt
3 MMt
6 MMt
11 MMt
2021
2030
2040
2050

Source: Braskem. Note (1): NAM: North America; SAM: South America. Note: (2) Source: Plastics Europe, a leading European trading association. Note (3): with the completion of the expansion project of 60 kton of green ethylene capacity at Rio Grande do Sul unit, the utilization rate considers production capacity of: (i) 200 kton per year in 1Q23; (ii) 228 kton per year in 2Q23; and (iii) 260 kton per year in 3Q23 and 4Q23.

# The strategic focus for bio-based Green PE in the short term is to strengthen commercial relationships, prioritizing meeting global market demand, and increasing productivity

## MAIN COMPETITIVE ADVANTAGES

- LARGEST GLOBAL PRODUCER OF BIOPOLYMERS
- KNOW-HOW OF +14 YEARS OF PRODUCTION
- HIGH GROWTH POTENTIAL

## SHORT-TERM LEVERAGES

### 1 MARKET DEVELOPMENT

Action Focus

- Developing new market segments for the Company's renewable product portfolio
- Global marketing and advocacy of the negative carbon footprint benefits of I'm Green Bio-Based Polyethylene

### 2 INCREASING PRODUCTIVITY

Action Focus

- Optimize operations and production cycles of current assets, seeking to operate green ethylene production at full capacity

Source: Braskem. Note (1): Represents estimates considering the current scenario. The Company cannot rule out future events that may impact the estimate.

Braskem

# It's like traditional plastic, but made from plants

## choose plant-based plastic

I'm green™
BIO-BASED
LIKE TRADITIONAL PLASTIC BUT MADE FROM PLANTS

BRASKEM DAY 24



# ALAGOAS EVENT

**Pedro Freitas**

CFO

Braskem

# Since 2019, the Company has been working to solve Alagoas' event together with the public power

## Residents' Compensation Agreement

JANUARY **2020**

**Signed with MPF[1], MPE[1], DPU[1] and DPE[1]**

**Evacuation of risk areas and the guarantee of people's safety**, with assistance via the Financial Compensation and Relocation Support Program (PCF) based on the geological risk map of the Civil Defense

## Agreement with MPT[1]

FEBRUARY **2020**

**Agreement signed with MPT**

Support for the construction of **four schools and a daycare center; conducting courses** in partnership with SENAI, SENAC and SEBRAE; and hiring new **technicians in soil monitoring** for the Civil Defense of Maceió

## Agreement for Social and Environmental Reparation

DECEMBER **2020[2]**

**Signed with MPF, with participation of MPE**

**Divided into chapters:** environmental, cavity closure and monitoring, and socio-urban

## Flexal Agreement

OCTOBER **2022**

**Signed with MPF, MPE, DPU and Municipality of Maceió**

**Flexais Urban Development and Integration Project**, which has 3 pillars: Flexais Urban Development and Integration Project

## Global Agreement

JULY **2023**

**Signed with the Municipality of Maceió and adherence to the socio-environmental agreement with ratification by the MPF and MPE**

Compensation paid to the Municipality of Maceió as reparation for direct and indirect damage caused by geological events

Source: Braskem. Note (1): MPF: Federal Prosecution Office; DPU: Union Public Defender; MPE: State Public Ministry; DPE: State Public Defender; MPT: Public Labor Ministry. Note (2): In 2023, the Municipality of Maceió signed the Term of Total Adhesion to the Socio-Environmental Agreement.

# Braskem has made commitments to the community and continues to make progress in completing its action fronts

## BRASKEM'S COMMITMENTS TO MACEIÓ

1. Safety of people and social support to affected residents
2. Conclusion of the compensation of families and merchants in the vacant areas in the shortest possible time
3. Stabilization and continuous monitoring of the soil in the affected areas, using high-tech equipment
4. Janitorial and security of the affected areas
5. Training, professionalization and support in generating income for impacted residents
6. Preservation of the historical heritage of risk areas, culture and cultural manifestations
7. Compensation and requalification of public health, education and social care services in the affected areas
8. Compensation and requalification of social spaces in the affected areas and urban mobility
9. Repair, mitigation and compensation of environmental impacts in the stretches affected by subsidence
10. Permanent and transparent accountability

| Actions | Current Actions Status[2] | Expectation of Completion |
| --- | --- | --- |
| Relocation and Compensation (PCF) | Residents Relocation: **+99.8%**<br>Presented Compensation Proposals: **99.9%**<br>Paid Compensation Proposals: **98.1%** | 1Q25 |
| Cavities' Closing Plan[1] | **6** cavities with the fill **completed**<br>**3** cavities are **in the process** of filling | 2026 |
| Encosta do Mutange Stabilization and Drainage Project | Project progress: **more than 85%** | 1Q25 |
| Demolition of vacant areas | **50%** of the total area demolished on an emergency basis | 2026 |
| Urban Mobility Projects | **5 completed actions** out of 11 | 1Q27 |
| Flexal | **14 actions implemented** out of 23 actions provided for in the **Flexal Agreement** | 2025 |
| PAS (Socio-Urban Action Plan) | Of the **48 social compensation measures**, **03** actions are underway in the Culture Axis, **02** Construction actions are in the land analysis phase and **04** in the elaboration/validation phase of the conceptual project | Planning in progress |

BRASKEM DAY24

Source: Braskem. Note (1): works based on the current plan approved by the National Mining Agency. Note (2): status of 10/31/24.

# On the salt cavity closure and monitoring front, 11 cavities are currently filled and 9 are pressurized

Status of 10/31/2024


32
BEBEDOURO
2
6
33
3
16
9
13
28
12
17
27
4
7
31
PINHEIRO
19
18
10
29
30
5
1
20
21
8
22
35
26
23
14
MUTANGE
15
25
11
24
BOM PARTO
34
Legend
Filled
Pressurized
In progress
In preparation

| Closing Technique | # | Status | Comments |
|---|---|---|---|
| Sand filling (Backfilling) | 16 | 7 17 19 4 11 25 27 3 15 20 21 29 34 9 12 16 | 6 cavities with the fill completed[1]<br>3 cavities are in the process of filling<br>7 cavities are in the preparation and planning phase, including the 3 cavities recently added to the filling group, which would previously have been closed by plugging |
| Natural Filling | 6 | 5 6 8 14 18 24 | 5 cavities with confirmation of natural fill status<br>**Cavity 18:** Cavity 18: studies in progress to confirm natural filling, so that the closure of this cavity is approved by the ANM |
| Plugging[2] and Pressurization | 7 | 1 10 13 30 31 32 35 | **Via original well[3]**<br>The 7 cavities of this group are pressurized and monitored by piezometer |
| | 6 | 2 22 23 26 28 33 | **Via auxiliary well[3]**<br>2 cavities in this group have confirmed pressurization<br>4 cavities are in progress to verify pressurization, and additional measures may be necessary |

| Total | | 35 |
|---|---|---|
| Filled | ● | 11 |
| Pressurized | ● | 9 |
| In progress | ● | 8 |
| In preparation | ● | 7 |

**The current salt cavities closure plan is expected to be completed by the end of 2026**

Source: Braskem. General note: the Company cannot rule out future developments related to the topic or its associated expenses, and the costs to be incurred by Braskem may differ from its estimates or provisioned amounts. Note (1): cavities 04, 11 and 25 have reached the technical limit for sand injection. Awaiting completion reports from consultants for filing with ANM. Note (2): closure by plugging consists of the implementation of physical barriers to prevent fluid migration between permeable geological formations through the well and/or fluid migration to the surface. Note (3): after the pressure verification process, any additional measures may be necessary.

# Braskem has made progress in the transformation of vacant areas with the expectation of completing the actions by 2026 (1/2)

## Stabilization and drainage project / Demolition – Encosta do Mutange


BEFORE


AFTER

Source: Braskem.

# Braskem has made progress in the transformation of vacant areas with the expectation of completing the actions by 2026 (2/2)

## Example of demolition in the vacant areas



BEFORE



AFTER

Source: Braskem.

# Of the total of 11 urban mobility actions[1], 5 have been completed...

**05 completed**


Chã de Jaqueira
System


Santa Amélia's Hill


Marques de Abrantes
Street

**Duplication of roads: Increase in traffic capacity by 66%**


Parallel Lanes from Av.
Menino Marcelo


Binário da Ladeira do
Cálmon

Source: Braskem. Note (1): The 03 uninitiated actions await the final delivery of the executive projects and respective area release.

# ...and 3 have started

## 03 in physical execution



Durval de Góes Monteiro Work - Stage 02



Via connection between Durval de Góes and Menino Marcelo



Video surveillance

**Smart traffic lights:**
**solution allows optimization of vehicle flow by up to 20%, at peak hours**

Source: Braskem.

# Regarding the Socio-Urban Action Plan and Flexal Requalification Plan, the initiatives continue to be developed

## Socio-Urban Action Plan - PAS

**MPF and MPE/AL widely publicized the set of approved actions from the Socio-Urban Action Plan**

**48** Validated actions

| EXECUTION | | TYPE OF ACTION |
|---|---|---|
| Braskem | 30 | 17 Construction Works<br>13 Social Actions + Technical Support for Public Management |
| Prefeitura de Maceió | 18 | 17 Construction Works<br>1 Social Action |



*Festivity of Children's Day in Bom Parto*



*Visit with Authorities to Bom Parto*

## Flexal Requalification

- The Agreement provides for the implementation of measures to reverse socioeconomic isolation through a total of 23 actions. Of these established actions, 14 have been implemented, 4 are in progress, and 5 are planned to start in the coming months
- Financial Support Program **(PAF)**: **1,798** payments completed (**99.3%** of the proposals)



Road Requalification



Basic Health Unit (UBS)



School/Nursery



Residents' visit to the construction site

# Activities and disbursements are on schedule for the fronts, and at the end of 3Q24 the balance of the provision was R$4.8 billion

## Total Amount and Balance of Provisions[1]


(R$ billion)
Disbursements
Other obligations to pay
16.3
(11.5)
(0.7)
(12.2)
0.6
58% Current Liabilities
42% Non-Current Liabilities
4.8
Total Amount of Provisions
Disbursements and other obligations to pay
Realization of the present value adjustment[3]
Provision 3Q24[2]

(R$ billion)

| | WORK FRONTS | TOTAL PROVISION | PAYMENTS AND RECLASSIFICATIONS | AVP[3] | PROVISION 3Q24 |
|---|---|---|---|---|---|
| 1 | REALOCATION AND COMPENSATION | 5.8 | -4.8 | 0.1 | 1.2 |
| 2 | CLOSURE AND MONITORING OF SALT CAVITIES | 4.3 | -2.9 | 0.2 | 1.5 |
| 3 | SOCIO-URBANISTIC MEASURES | 1.9 | -0.8 | 0.2 | 1.3 |
| 4 | ADDITIONAL MEASURES | 4.3 | -3.6 | 0.1 | 0.8 |
| | TOTAL R$ bi | 16.3 | 12.2 | 0.6 | 4.8 |

**The Company cannot rule out future developments related to the topic or its associated expenses, and the costs to be incurred by Braskem may differ from its estimates or provisioned amounts**

Source: Braskem. Note (1): the total amount of provisions related to Alagoas is R$16.3 billion, of which: R$11.5 billion have already been disbursed, R$715 million have been reclassified to the Other obligations group and the realization of the AVP (adjustment to present value) was R$0.6 billion. Note (2): the net balance of provisions at the end of June/24 was approximately R$4.8 billion and remained unchanged at the end of September/24. Note (3): Adjustment to the present value.



BRASKEM DAY 24

# FINANCIAL RESULTS

**Pedro Freitas**

CFO

Braskem

# Braskem adopts a conservative financial strategy to limit the risks associated with exposure to the cyclical and capital-intensive nature of its businesses

CONCEPTUAL

## MAIN MITIGATION MECHANISMS FOR EACH RISK

| Risk | Main mitigation mechanisms |
|---|---|
| 1 Liquidity Risk | **Maintaining a robust cash position**, to ensure permanent compliance with the Company's financial obligations<br>**Calculation of Minimum Cash** based on "month view" and "year view" **(~US$1.5 – US$1.8 bi)** |
| 2 FX Risk | **Braskem is a highly dollarized company**; in structural terms, both its revenues and most of its costs are denominated or indexed to the dollar<br>In addition, the Company reduced its exchange rate risk **by establishing a Long-Term Exchange Rate Hedge Program** |
| 3 Commodity Risk | In the petrochemical industry, **the prices of feedstock and products have a strong correlation**, creating a natural hedge over time<br>In addition, commodity risks can be mitigated **by contracting commodity hedge operations** |
| 4 Default Risk | **Development of a credit rating system** for all client receivables in Brazil and abroad, with around 80-90% of the company's receivables **having a minimum or low risk rating** |

**Braskem is exposed to risks (liquidity, FX, commodity prices variations, default and among others)**
**However, the Company has mitigation mechanisms for these risks to protect its cash generation**

Source: Braskem.

# Given the cyclical nature of the petrochemical sector, Braskem maintains its focus on disciplined capital management, with an emphasis on operational cash generation...

## Recurring EBITDA[1] and Margin


(US$ million and %)
Recurring EBITDA
Recurring EBITDA Margin
11%
18%
29%
11%
5%
8%
1,514
2,082
5,645
2,060
743
+60%
1,193
2019
2020
2021
2022
2023
3Q24 LTM²

## Cash Generation (ex-Alagoas)


(US$ million)
Cash Generation
431%
789
441
2,344
1,185
-126
-125
2019
2020
2021
2022
2023
3Q24 LTM²

| | 2019 | 2020 | 2021 | 2022 | 2023 | 3Q24 LTM[2] |
|---|---|---|---|---|---|---|
| Alagoas Disbursement | - | 225 | 542 | 531 | 541 | 438 |
| Cash Generation (with Alagoas) | 789 | 216 | 1,802 | 654 | -667 | -562 |

Source: Braskem. Note: (1) EBITDA (-) non-recurring expenses, including expenses related to the geological event in Alagoas, PIS and COFINS credits (excluding the ICMS calculation basis) and others. Note (2): LTM includes 4Q23, 1Q24, 2Q24 and 3Q24 results. Note: Does not consider leasing in working capital for 2023 and 2024.

# ... and maintaining Braskem's very long debt profile

## Debt Profile (ex-Braskem Idesa) 09/30/2024[1]



(US$ million)
Total Cash
Principal
SLL – Sustainable Linked Bond[2]
Total debt
Interest
Standby
3,376
2,376
1,000
2,376
65% of maturing debts from 2030 onwards
2%
34
91
3%
255
4%
362
4%
150
210
17%
1,396
5%
397
19%
1,555
11%
893
0%
21
35%
2,932
09/30/2024 Cash
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033 onwards

## Debt Indicators

- Liquidity to cover debt maturities: **52 months**[3]
- Average Debt Ratio: **~11 years**
- Weighted average cost of debt: exchange rate variation **+ 6.14%**[4]
- **Corporate** leverage: **5.76x**
- **Adjusted Net Debt** (ex-Braskem Idesa): **~US$5.7 billion**[5]

### New Bond 2034[6]

| | |
|---|---|
| **~ US$4.5 billion** | Orders obtained from more than 300 investors |
| **~ US$850 million** | Issued amount |
| **8.00% p.a.** | Interest |
| **Use of resources** | Hybrid Bond buyback, debt repayment (2024/25) |
| **Date of issue** | 10/09/2024 |

| Agency | Rating | Prospect | Date |
|---|---|---|---|
| Fitch | BB+ | Negative | 10/07/2024 |
| S&P | BB+ | Negative | 10/07/2024 |

Source: Braskem | Note (1): Does not consider the amount of US$ 27 million allocated to the Financial Compensation and Relocation Support Program in Alagoas and does not consider Braskem Idesa's debt; (2): Sustainability Linked Loan – debts linked to the sustainability goal (growth in sales volume of the I'm greenTM bio-based Green PE); (3): Does not consider the Stand by – Revolving Credit Facility in the amount of US$ 1 billion maturing in 2026; (4): Does not consider Braskem Idesa's Debt; (5): Does not include the debt of Braskem Idesa and TQPM, includes the Leniency Agreement and considers the equity treatment for 50% of the hybrid bond according to the methodologies for calculating leverage of the Standard & Poor's and Fitch Ratings agencies; (6) The new bond does not affect the Company's debt profile in 3Q24

# The Company has principles for a conservative financial strategy, focusing on cash generation and resumption of investment grade by rating agencies, seeking to mitigate the effects of petrochemical cycles

## PRINCIPLES | STRATEGIC DIRECTION

### Shareholder Value Creation

- Balancing the capital allocation, returning value to shareholders over the cycle, generating a positive impact for all stakeholders

**Maintenance of a robust cash position and long debt profile**

**Leverage target throughout the cycle of 2.5x[1]**, in line with rating agency expectations

**Accelerate initiatives related to growth avenues** by forming financial and strategic partnerships

**Ensuring cash generation throughout the petrochemical cycles**, balancing maintenance investments with growth investments

**Maximizing shareholder value** throughout the petrochemical cycles

Source: Braskem. Note (1): Leverage: Net Debt/Recurring EBITDA in dollars, excluding Braskem Idesa.

BRASKEM DAY24



BRASKEM DAY 24

# STRATEGIC DIRECTION

**Rosana Avolio**

Investor Relations, Strategic Planning and Corporate Market Intelligence Director

Braskem

# Regarding the outlook, it is expected that the global GDP will continue to grow, as well as the demand for chemicals and petrochemicals, which have a high correlation with the global GDP

## Global GDP Projection[1]


Brazil
China
United States
World
10.3%
3.4%
1.9%
3.9%
7.7%
1.4%
2.4%
3.7%
4.2%
2.0%
2.1%
2.9%
Average 2000-09
Average 2010-19
Average 2020-29

### Considerations:

- Global GDP continues to grow, however at a slower pace than in the last decade
- Petrochemical industry players have announced asset reviews and/or capacity shutdowns

## Demand growth for Resins x Global GDP

- The petrochemical industry is present in almost all economic activities, and the products produced by the sector serve as inputs for most sectors of the economy (automobile industry, construction, food, electronics, etc.)
- Due to this characteristic, **demand in the sector is directly linked to the pace of activity in the global economy**

### PE, PP and PVC Global Demand Elasticity / Global GDP


Ratio (x)
PE
PP
PVC
1.0
1.2
0.8
2010-2023
(Average)

| Source: Braskem and external consultancies. Note (1): International Monetary Fund (IMF) projection.

# In the next cycle, a gradual recovery of spreads in general is expected, due to a better balance, year on year, between global supply and demand. Rationalization of the industry could speed up this recovery

## Consolidated Spread[1] Base 100 = Year 2000


Accomplished
Estimate
Average cycle
Global Supply Disruption (Outlier)
Down cycle
141
135
122
99
100
191
123
83
86
91
2016
2017
2018
2019
2020
2021
2022
2023
2024e
2025e +

***Potencial lever:***

*In the coming years, there will be increasing rationalization pressure on marginal assets*

**The consolidated spread (base 100) is a proxy to measure the impact of the market scenario on the spreads of Braskem products. In this analysis, all variables are kept constant, except price references.**

Source: Braskem and external consultancies. Note (1): "proxy" analysis of the Company's results, considering the variation over time in the price of products and feedstock, on constant volumes (average 2020-2022) of products sold and feedstock purchased over the same time horizon.

# In the coming years, five major recent trends are expected to continue or grow in importance in the petrochemical industry

## 1 Natural Gas / Ethane Competitiveness

- Gas-based producers, especially the USA (shale) should continue to benefit from the more competitive cash cost
- Brazil can bring opportunities with the "Gas to Employ" project

***Opportunities:***

- Expansion of Braskem's gas-based assets in Brazil and Mexico

## 2 Self-sufficiency from China

- The Chinese government is seeking to increase its self-sufficiency
- New wave of investment driven by public enterprises (SOE[1])

***Opportunities:***

- Expand resilience actions and cash flow optimization

## 3 Consolidation / Rationalization

- Growing pressure on marginal assets
- Non-integrated, low-scale, old, high-carbon producers selling to Europe will have to reinvent themselves

***Opportunities:***

- Capture commercial opportunities

## 4 Sustainability

- Discussions about production cap / ban on single-use plastics
- Advances in recycling, waste management, and bio are expected to continue, despite being at a slow pace

***Opportunities:***

- Advance in the implementation of initiatives/projects related to the 2030 goals

## 5 Rewrite of the Refineries

- ESG agendas have structurally changed the consumption of refined products[2] and should alter the current configuration of refineries around the world

***Opportunities;***

- Strategic partnerships, upstream, including bio-based

Source: Braskem and external consultancies. Note (1): State-owned-enterprises. Note (2): Petrochemicals are expected to become the main driver of oil demand growth in the future.

# In this scenario, the Company will focus its efforts on the action fronts that balance the optimization of the existing asset portfolio with the implementation of its growth strategy

## 1 RESILIENCE AND FINANCIAL HEALTH

- Implement initiatives to **mitigate the impacts of the industry's down cycle**

FOCUS: MAXIMIZATION OF CASH GENERATION

## 2 BUSINESS GROWTH

- Implement the Company's **growth ambitions**, leveraging its competencies and **strategic differentials**

FOCUS: ADDITIONAL CASH CONTRIBUTION

SUPPORTED BY CORPORATE STRATEGY

## Shareholder Value Creation

- Balance capital allocation, returning value to shareholders throughout the cycle, generating a positive impact for all stakeholders

# In resilience and financial health, the Company will continue to advance in the implementation of resilience initiatives on its various fronts, incorporating new ones, with a focus on its cash flow

## 1 RESILIENCE AND HEALTH

**STRATEGIC DIRECTION**

**Commercial**

Seek to maximize higher value-added sales in Brazil and maintain market leadership in the USA and Mexico

**Feedstock**

Ensure access to competitive feedstock for the assets, in addition to seeking new sources of sustainable feedstock

**Brazilian Industry**

Support industry associations in developing initiatives to mitigate the competitiveness *gap* in Brazilian industry

**Operational**

Prioritize maintenance investments in competitive assets while advancing global asset valuation studies

**Financial**

Seek to maintain liquidity, focusing on cash flow, manage gross debt to recover investment grade

**Business Model**

Capture value through the business models implemented in recent years

**2024 DELIVERABLES (9M24)**

| EBITDA | Cash Generation |
|---|---|
| ~US$212 MM | ~US$279 MM |

# On the operational front, the Company will keep its focus on prioritizing investments in asset maintenance, considering their competitiveness

## Operational and Strategic CAPEX

(US$ million)
*Braskem ex-BI*

Strategic | Operational


929
104
825
753
225
528
699
229
470
554
220
334
663
63
600
754
100
653
-42%
440
19
421
Ø 685
2018
2019
2020
2021
2022
2023
2024e[1]

**Cycle Focus: in line with historic trend, prioritizing growth investments**

To optimize CAPEX for the next cycle, Braskem considers operational and safety assumptions, and asset prioritization

### OPERATIONAL ASSUMPTIONS


#4
Corporate Investments
#3
Asset Improvements
#2
Operational Continuity
#1
Operational Safety
Highest Priority (+)

### ASSET PRIORITIZATION

1. **PRIORITIZED ASSETS** — *More competitive assets in an integrated vision*
2. **RELEVANT ASSETS** — *Important assets with eventual interruption with less impact*
3. **MARGINAL ASSETS** — *Assets with a product mix that can be partially or fully reallocated*

**Through this approach, the Company seeks to balance the investments allocation in more competitive assets, in addition to ensuring the integrity, reliability and safety of assets**

| Source: Braskem. Note (1): total CAPEX estimated for the year 2024.

# In 2025, Braskem will continue to be committed to selective growth as a way of sustaining the company in the future, prioritizing investments related to the 2030 strategy

## 2 GROWTH

**STRATEGIC DIRECTION FOCUS FOR THE CYCLE**

### Traditional Business

- Maximize the **competitiveness of Feedstock globally** by diversifying the Company's profile
- Prioritize **selective investments** in projects to **increase capacity in gas base assets, such as in Rio de Janeiro and Mexico**
- Advancing **the decarbonization of current assets**
- Creating value through **logistics and global chartering**, increasing reliability, and reducing total costs and emissions

### Bio-based

- Accelerating the **growth** strategy **through partnerships**
- **Advocacy** to promote demand for bio-based products
- Identify **new technologies** with potential opportunities for new products and/or cost optimization
- **Diversifying the bio-based portfolio** by developing new solutions such as Green PP, Green Butadiene, Green Acetone and Green PVC

### Recycling

- **Intensifying global advocacy** to boost the circular economy
- Consolidate portfolio of current initiatives to **maximize profitability**
- Advancing the unlocking of **new technologies and business models**
- Advancing the **chemical recycling strategy**



BRASKEM DAY 24

# FINAL REMARKS

**Roberto Bischoff**

Business Leader

Braskem

# It is important to highlight the main competencies that Braskem has and that allow it to capture opportunities throughout the petrochemical cycles

Braskem

| | |
|---|---|
| 1 GLOBAL COMPANY | Industrial units located in **Brazil, the United States, Mexico and Germany** and a global comercial metwork, with offices in **the Americas, Europe and Asia**, serving **clients several countries globally** |
| 2 LEADER IN THE MARKETS | Leader in the Americas and the **7th largest producer of thermoplastic resins in the world**; Only integrated petrochemical in basic chemicals and polymers in Brazil |
| 3 CONCRETE CONTRIBUTIONS TO SUSTAINABLE DEVELOPMENT | **World leader in biopolymers** and committed to the **Carbon Neutral Circular Economy** |
| 4 CLIENT FOCUSED AND A FUTURE-ORIENTED COMPANY | Commercial strategy focused on **partnership and proximity with clients** and **implementation of digital initiatives**, with the goal of transforming our core business and also creating new business models |
| 5 RISK MANAGEMENT AS PART OF THE CORPORATE STRATEGY | **Feedstock, geography and products diversification strategy** to increase business profitability |
| 6 ROBUST FINANCIAL STRATEGY | **Adequate liquidity position**, with most debt maturing in the long term and focused on **operating cash generation** |
| 7 PEOPLE | **Deep operational experience** and knowledge of **global petrochemical markets** |

# The Company's competencies aligned with the efficiency and growth initiatives will be essential for the expected value creation until 2030

## STRATEGIC DIRECTION

**1 RESILIENCE AND FINANCIAL HEALTH**

FOCUS: MAXIMIZATION OF CASH GENERATION

**2 BUSINESS GROWTH**

FOCUS: ADDITIONAL CASH CONTRIBUTION

SUPPORTED BY CORPORATE STRATEGY

VALUE CREATION

| EXPECTED VALUE CAPTURE | EBITDA[1] (run-rate) ~US$400 MM |
|---|---|

| EXPECTED VALUE CAPTURE | EBITDA[1] ~US$700-900 MM |
|---|---|

Source: Braskem. Note (1): Considering current scenario estimates based on the Company's corporate strategy for 2030.

BRASKEM DAY 24

## Investor Relations

RI Website: https://www.braskem-ri.com.br/

E-mail: braskem-ri@braskem.com.br

Contact: +55 (11) 3576-9531

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# BRASKEM DAY24

# Q&A